SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

ASHANTI GOLDFIELDS

P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE **23 AUGUST 2002**

Ashanti Goldfields Company Limited ("Ashanti" or the "Company")

Notification of Interests of Directors under Share Incentive Schemes

Ashanti announces that, as part of its annual award programme under its share incentive schemes, the awards detailed below have either been made or have matured.

1. AGC Senior Management Share Option Scheme (the "Share Option Scheme")

The Executive Directors listed below were, on 22 August 2002, granted options over an aggregate of 182,560 ordinary shares of the Company ("Shares") at an exercise price of US$4.88 per Share.

The options will ordinarily become exercisable on 22 August 2005 and lapse on 22 August 2012.

Options granted to individual Executive Directors are detailed below:

Name of Executive Director	New Options Granted	Previous Options Held	Cumulative Total Options
S E Jonah	79,700	260,664	340,364
T S Schultz	39,000	93,644	132,644
E D Ofori Atta	12,430	30,009	42,439
M Botsio-Phillips	14,130	32,260	46,390
S Venkatakrishnan	37,300	102,828	140,128

The total number of Shares in respect of which options were granted on 22 August 2002 to all qualifying employees, including Executive Directors, was 606,560.

Following the grant of these options, a total of 3,438,410 Shares are now under option under the Share Option Scheme.

2. AGC 1994 Employee Share Scheme (the "Restricted Share Scheme")

Ashanti also announces that an aggregate of 129,871 Shares were awarded on 22 August 2002 to the Executive Directors listed below under its Restricted Share Scheme.

Name of Executive Director	New Awards	Previous Awards	Cumulative Total Awards
S E Jonah	64,040	-	64,040
T S Schultz	24,940	35,328	60,268
E D Ofori Atta	8,000	10,560	18,560
M Botsio-Phillips	9,036	12,000	21,036
S Venkatakrishnan	23,855	33,792	57,647

The total number of Shares awarded to qualifying employees on 22 August 2002, including Executive Directors, was 305,071.

These awards will ordinarily vest on 22 August 2005 when the Shares will be transferred to employees free of charge.

Ashanti's wholly-owned subsidiary, AGC Share Scheme Trustee Limited (the "Trustee"), plans to satisfy these awards with 70,500 Shares which it currently holds and 234,571 new Shares for which it has subscribed at a price of US$4.88 per share.

The Executive Directors to whom awards have been made are interested in all the Shares held by the Trustee as potential beneficiaries of the employee trust. Despite their technical interest in all such Shares held by the trust, each Executive Director to whom awards have been made will only receive the number of Shares over which he/she has been made an award under the terms of the Restricted Share Scheme.

3. Release of Shares under the Bonus Co-Investment Plan (the "Bonus Share Plan")

Under the Bonus Share Plan, Executive Directors and key management staff had the opportunity to purchase shares ("invested shares") in Ashanti with a certain percentage of their annual bonuses in 1999 and 2000. Ashanti then matched the invested shares with an equal number of shares ("matching shares"), free of charge, which were required to be left in trust for a minimum of two years before they could be received.

The total number of Shares available to be released to participants under the Bonus Share Plan is 74,282, comprised in awards over 64,606 and 9,676 Shares made in 1999 and 2000 respectively. For technical reasons, Shares awarded in 1999 could not be transferred to participants last year and it is for that reason that Shares in respect of the 1999 and 2000 awards are being transferred together.

Shares being transferred to Executive Directors under the Bonus Share Plan totalling 44,170 are detailed below:

Name of Executive Director	Total Number of Shares		
	Invested Shares	Matching Shares	Total
S E Jonah	14,388	14,388	28,776
T S Schultz	7,697	7,697	15,394

No awards are outstanding under the Bonus Share Plan and it is intended that no further awards will be made under this plan.

ENDS

Enquiries

Ashanti Goldfields Company Limited
James Anaman – Managing Director, Public Affairs   Tel: +233 21 778178
Ernest Abankroh – Company Secretary   Tel: +233 21 774977

UK Contact
Corinne Gaisie   Tel: +44 207 256 9938

North American Contact
Golin Harris
Allan Jordan   Tel: +1 212 697 9191

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2002

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary